Mail Stop 3561

January 17, 2007

Rene R. Joyce
Chief Executive Officer
Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, TX 77002

> **Re: Targa Resources Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 20, 2006**
> **File No. 333-138747**

Dear Mr. Joyce:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We reissue comment 4 in our letter dated December 15, 2006. Please remove the Strategies and Competitive Strengths sections.

2. We have reviewed your response to comment 5 in our letter dated December 15, 2006. Please provide all the required disclosures of Item 10(e) in each instance that a non-GAAP measure in presented rather than a cross-reference to "Summary - Non-GAAP Financial Measures."

Non-GAAP Financial Measures, page 14

3. We have reviewed your revised disclosure and response to prior comment 13 in our letter dated December 15, 2006. Since you are excluding recurring charges from the non-GAAP performance measure operating margin, you must meet the burden of demonstrating the usefulness of this measure. In doing so, please separately address each of the disclosure bullet points in question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (non-GAAP FAQ) for each non-GAAP measure presented. Please refer to question 8 of the non-GAAP FAQ and tell us why you believe this is a useful measure.

Risk Factors, page 16

4. We note your response to comment 14 in our letter dated December 15, 2006. The revised risk factor beginning at the bottom of page 18 and continuing on to page 19 still appears lengthy and should be further shortened to concisely disclose the material risk.

Business, page 85

Strategies, page 85

5. We note your response to 23 in our letter dated December 15, 2006. Please further expand your disclosure to more fully discuss the factors that you state you will consider. For example, please more fully discuss the specific economic characteristics that you deem favorable or unfavorable, the regions where you intend to acquire assets and your financing plans, including the various sources of capital you intend to pursue.

Overview of Forth Worth Basin/Bend Arch, page 95

6. We note your response to comment 25 in our letter dated December 15, 2006, where you refer to reports obtained from W.D. Von Gonten & Company. We are unclear whether all of the statistical data and conclusory statements included in this section were obtained from these reports. If so, please revise to clearly indicate that this is the case. If not, please revise to disclose the source(s) of all statistical data or similar types of disclosure here in this section and throughout your prospectus as necessary.

Executive Compensation, page 110

7. We note your response to comment 28 in our letter dated December 15, 2006. Please update the prospectus to include the disclosure required by Item 402 of Regulation S-K.

Exhibit Index

8. Please revise the exhibit index to indicate that the confidential portions of the exhibit have been filed separately with the Commission. See Rule 406(b) under the Securities Act of 1933.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Will Choi, Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Esq.
        Vinson & Elkins LLP
        Fax: (713) 615-5816